Mail Stop 3561						November 3, 2005

David Nunn, President
Fortune Oil & Gas, Inc.
305-1657 Martin Drive White Rock, British Columbia
Canada V4A-6E7

	Re: 	Fortune Oil & Gas, Inc.
		Amendment No. 1 to Form 10-SB
		Filed October 18, 2005
		File No. 0-51484

Dear Mr. Nunn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
Please feel free to call us at the telephone numbers listed at the end of this letter.

Glossary, page 12
1. Your definitions of proved reserves paraphrase those in Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a)(2)(3)(4) as the only applicable definitions of proved oil and gas reserves. This is available at our website, http://www.sec.gov/divisions/corpfin/ forms/regsx.htm#gas.

Item 2. Management`s Discussion of Analysis or Plan of Operation, page 13

Liquidity and Capital Resources, page 19
2. We note your disclosure that cash used in operating activities of
$564,897 for the six months ended June 30, 2004 does not agree with the net cash used in operating activities of $444,912 as disclosed on the face of your statements of cash flows for the same period. Please revise or advise.

3. We note that your negative working capital deficit decreased by $12,324,580 for the six months ended June 30, 2005 rather than the $12,504,580 disclosed in your discussion of liquidity and capital resources. Please revise or advise.
4. Your discussion of cash used by financing activities for the six months ended June 30, 2005 indicates that, among other things, financing activities were impacted by the issuance of common shares in payment of director fees which had a book value of $1,754,178. Please clarify for us how this transaction impacted your cash flows from financing activities. Further, please note that the cash payment of interest is more appropriately discussed as an operating activity rather than a financing activity. Please revise or advise.
5. We note your response to comment 18 in our letter dated
September
2, 2005. You have indicated that you expect to have sufficient liquidity to meet your planned operating needs for the next 12 months and that you expect to be cash flow positive from operations within six months after securing a vessel for off-loading. Please clarify such statements to specify whether your operating needs include your substantial short-term obligations that exist as of June 30, 2005. In this regard, please disclose your strategy for the pay-down of such existing short-term obligations and the status of any continued negotiations with your creditors.

Note 3.  Summary of Significant Accounting Policies, page F-8
6. We note your response to comment 22 in our letter dated
September
2, 2005. Please disclose the total valuation allowance recognized for deferred tax assets for all applicable periods. Refer to paragraph 43(c) of SFAS 109.

Note 7.  Taxes Payable, page F-15
7. Please tell us how you determined that the right of offset exists with respect to your VAT receivable, VAT payable, and related accrued interest as of June 30, 2005. In doing so, please tell us how you will account for such amounts subsequent to the date when CRC pays the VAT payable due to the Indonesian government on your behalf but prior to the date when you repay CRC for such amounts. Please provide the appropriate accounting literature on which you relied for your existing treatment.

Note 8.  Sale of Oil Rights, page F-16
8. We note your response to comment 23 in our letter dated
September
2, 2005. Please tell us and disclose the amount of the unused $4.5 million in the trade debt settlement account as of June 30, 2005 and indicate where such funds are classified on your consolidated balance sheet. In this regard, we would expect such funds to be classified as restricted cash. Further, please confirm that the $9.862 million of your payables that require settlement pursuant to the asset purchase and sale agreement were included in the $11.855 million of your trade payables as of December 31, 2004 and disclose the status of such payables as of June 30, 2005. In doing so, include an analysis that reflects the amount of such debt that was forgiven, paid, and status of ongoing negotiations with related creditors. Finally, please tell us what rights, if any, that the creditors have with respect to the 70% interest in the Camar Oil field that you sold to CRC. Absent compelling evidence to the contrary, it appears that since the PSC interest sold is encumbered by the trade debts outstanding, the gain you recorded should have been deferred until the associated encumbrances are settled. Please revise your financial statements accordingly or tell us why a revision is unnecessary.

Costs Incurred, page F-29
9. Your response to comment 26 in our letter dated September 2,
2005
indicates you disclosed your asset book value in lieu of development, acquisition and exploration costs incurred. Please amend your document to comply with Financial Accounting Standard 69, paragraphs
18-23.

Oil and Natural Gas Reserves, page F-29
10. Your proved reserves do not appear to have been estimated with the economic interest method. This is addressed at our website, http://www.sec.gov/divisions/ corpfin/cfcrq032001.htm, under
"Determination of Reserves Under Production Sharing Agreements." Please amend your estimate to comply with this method.

Standardized Measure..., page F-30
11. You state that your standardized measure is reduced by the 70% of rights sold to CRC. It is our understanding that this divestment was not completed until January 14, 2005. If true, your December 31, 2004 standardized measure and proved reserves should reflect your ownership on that date. Please amend your document if it is appropriate.
12. Please tell us the estimated annual production cost component you have included for a storage tanker.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact John Cannarella, Staff Accountant, at 202-
551-
3337 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214,
or me at 202-551-3725 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

Cc:	Jennifer A. Post, Esq.
	Richardson & Patel LLP
	Fax:  (310) 208-1154


David Nunn, President
Fortune Oil & Gas, Inc.
November 3, 2005
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